UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2025

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐  No ☒

On September 11, 2025, Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) (the “Company”) issued a press release announcing a proposed offering of $400 million of 0.00% convertible senior notes due 2030 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The press release is furnished as Exhibit 99.1 to this Form 6-K.

The unaudited financial statements of the Company for the six months ended June 30, 2025 and 2024 and as of June 30, 2025 are filed herewith as Exhibit 99.2 to this Report on Form 6-K, and the Operating and Financial Review and Prospects are filed herewith as Exhibit 99.3 to this Report on Form 6-K. Exhibits 99.2 and 99.3 to this report on Form 6-K are deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Exhibit Number	Description of Exhibit
99.1	Press Release, dated September 11, 2025
99.2	Unaudited financial statements of the Company for the six months ended June 30, 2025 and 2024 and as of June 30, 2025
99.3	Operating and Financial Review and Prospects

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Dated: September 11, 2025	CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Name: Moshe Eisenberg Title: Chief Financial Officer